Exhibit 99.2

CANADIAN NATIONAL RAILWAY COMPANY By-Law No. 2 A By-Law Relating to the Advance Nominations of Directors of the Company 1. Introduction. The purpose of this by-law of Canadian National Railway Company (the “Company”) is to provide shareholders, directors and management of the Company with guidance on the nomination of directors. This by-law is the framework by which the Company seeks to fix a deadline by which shareholders of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. It is the belief of the Company and the board of directors of the Company that this by-law is in the best interests of the Company. This by-law will be subject to periodic review and, subject to the Act (as defined in Article 2), will reflect changes as required by securities regulatory or stock exchange requirements and, at the discretion of the board of directors of the Company, amendments necessary to meet evolving industry standards. 2. Definitions. As used in this by-law, the following terms have the following meanings: “Act” means the Canada Business Corporations Act and the regulations under the Act, all as amended, re-enacted or replaced from time to time. “Applicable Securities Laws” means (i) the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada, and (ii) the applicable United States federal and state securities laws, including, without limitation, the United States Securities Act of 1933, the United States Securities Exchange Act of 1934, each as amended from time to time, and the rules and regulations promulgated thereunder. “Board” means the board of directors of the Company. “Company” means Canadian National Railway Company. “person” means a natural person or a partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning. “public announcement” means disclosure in a press release reported by a national news service in Canada and by a national news service in the United States, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval www.sedarplus.ca and under its profile on the Electronic Data Gathering and Retrieval system available on the United States Securities and Exchange Commission’s website at www.sec.gov, or any system that is a replacement or successor thereto. Terms used in this by-law that are defined in the Act have the meanings given to such terms in the Act.

3. Nomination Procedures. Subject only to the Act, Applicable Securities Laws and the articles of the Company, only persons who are nominated in accordance with the procedures set out in this by-law shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at a special meeting of shareholders if the election of directors is a matter specified in the notice of meeting: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more shareholders made in accordance with the provisions of the Act; or (c) by any person (a “Nominating Shareholder”) who: 1. at the close of business on the date of the giving of the notice provided for below in this by-law and on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and 2. complies with the notice procedures set forth below in this by-law. 4. Nominations for Election. For the avoidance of doubt, the procedures set forth in this by-law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Company. 5. Timely Notice. In addition to any other applicable requirements, for a nomination to be validly made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Company in accordance with this by-law. 6. Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Company must be made: (a) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than thirty (30) days prior to the date of the meeting, provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the Notice Date; (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made; provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 6 (a) or (b) above, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the Notice Date. In the event of an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof, a new time period shall commence for the giving of a timely notice under this Article 6.

7. Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Company must be in writing and must set forth or be accompanied by, as applicable: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each a “Proposed Nominee”): 1. the name, age, business address and residential address of the Proposed Nominee; 2. the principal occupation, business or employment of the Proposed Nominee, both present and for the five years preceding the notice; 3. whether the Proposed Nominee is a resident Canadian within the meaning of the Act; 4. the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; 5. a description of any relationship, agreement, arrangement or understanding (including financial, compensatory or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as director; 6. whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Company or its Affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Company and the interests of the Proposed Nominee; 7. whether the Proposed Nominee is eligible for consideration as an independent director under the relevant standards contemplated by Applicable Securities Laws or any stock exchange rules that may be applicable to the Company; and 8. any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; (b) as to each Nominating Shareholder: 1. the name, business and, if applicable, residential address of such Nominating Shareholder; 2. the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert (and for each such person any options or other rights to acquire shares in the capital of the Company, any derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, and any hedging transactions, short positions and borrowing or lending arrangements relating to such shares) with respect to the Company or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; 3. the interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which may be to alter, directly or indirectly, such Nominating Shareholder’s economic interest in a security of the Company or such Nominating Shareholder’s economic exposure to the Company; 4. full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder, or any of its Affiliates or Associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the Board; and 5. any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant o the Act or any Applicable Securities Laws; and (c) a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the Board and to serve as a director of the Company, if elected.

Reference to “Nominating Shareholder” in this Article 7 shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal. The Company may also require any Proposed Nominee to furnish other information to the extent required under the Act or Applicable Securities Laws to determine whether the nominee would be considered “independent” as a director. In addition to the provisions of this by-law, a Nominating Shareholder and any Proposed Nominee shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein. 8. Currency of Notice. All information to be provided in a Nominating Shareholder’s notice pursuant to this by-law shall be provided as of the date of such notice. To be considered timely and in proper form, a Nominating Shareholder’s notice shall be promptly updated and supplemented if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting. 9. Power of the Chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this by-law and, if any proposed nomination is not in compliance with this by-law, to declare that such defective nomination shall be disregarded. 10. Delivery of Notice. Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Company pursuant to this by-law may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the corporate secretary of the Company, at the address of the principal executive offices of the Company, provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Montreal time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day. 11. Board of Directors Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this by-law. 12. Effective Date. This by-law shall come into force upon its confirmation by the shareholders of the Company at its 2024 Annual Shareholder Meeting.